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ANNUAL REPORTS
FORM X-17A-5
PART III SEC Mail Processing

SEC FILE NUMBER
8-66321

FACING PAGE   JUN 2 6 2023

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2022   AND ENDING Washington 03/31/2023

<u>MM/DD/YY</u>   <u>MM/DD/YY</u>

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cypress Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

[■] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

52 Vanderbilt Ave, Suite 501

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Sweeney	**212-682-2222**	**kms@cyprs.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC

(Name – if individual, state last, first, and middle name)

11 Broadway	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

06/06/2006		2699	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kevin Sweeney_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cypress Partners LLC _____, as of 3/31_____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> Jennifer Marie Lopez
> Notary Public, State of Connecticut
> My Commission Expires 03/31/2027

Signature:

Title:
CFO & COO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cypress Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cypress Partners, LLC (the "Company") as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Cypress Partners, LLC's auditor since 2016.

New York, NY

June 23, 2023

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2023

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2023

ASSETS

Cash	$ 91,543
Accounts receivable, net of allowance for doubtful accounts of $70,908	240,000
Prepaid expenses	10,000
TOTAL ASSETS	**$ 341,543**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 9,500
TOTAL LIABILITIES	9,500
Members' equity	332,043
TOTAL MEMBERS' EQUITY	332,043
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 341,543

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND OPERATIONS

Cypress Partners, LLC (D/B/A Cypress Associates, LLC) (the "Company"), a Connecticut limited liability company doing business in New York, was formed on October 1, 2003. The Company is a limited purpose broker-dealer that serves as a placement agent for private placements and direct participation programs. The Company also acts as a consultant for companies seeking to raise capital through private offerings, or through mergers and acquisitions. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates on March fiscal-year-end.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition and Accounts Receivables

The Company earns fees from mergers and acquisition advisory services and from advising on the private placement of securities.

The Company recognizes revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

3

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2023

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue is recognized based on the terms of the contract and is recorded when the service is rendered, and the collectability is reasonably assured. The company does not carry accounts for customers or perform custodial functions related to securities.

Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense during this period.

Significant Judgements

Revenue from Contracts with customers includes fees for merger and acquisition advisory services and for advising on the private placement of securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is made to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a limited liability company, each member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included on the statement of operations. The difference between the statutory New York City income tax rate and the current rate is primarily attributed to the non-deductibility of members' compensation and percentage of income allocation.

ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 requires organizations to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.

An allowance for credit losses and write offs may be based on the Company's expectation of the collectability of its receivables. At March 31, 2023 the Company reported a write off of $70,908 of receivables from one client.

During the year ended March 31, 2023 the Company recovered a previously written off receivable from one client in the net amount of $415,175.

NOTE 3.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023, the Company had net capital of $82,043, which was $77,043 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.12 to 1.

NOTE 4.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

For year ended March 31, 2023 approximately 25% of the Company's fee income and 100% of the Company's accounts receivable was from one client.

NOTE 5.   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

As of March 31, 2023, the Company is contingently liable as guarantor with respect to $422,950 of future rental lease commitments made by an affiliated company. The term of the guarantee is through July 31, 2025. The maximum potential amount of future lease payments guaranteed by the Company is approximately $422,950. The Company believes that the affiliate will be able to perform under its respective lease agreement and that no payments will be required, and no losses will be incurred under such guarantee.

NOTE 6.   RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, as amended, between the Company and its affiliate, the affiliate shall provide administrative support to the Company and charge the Company discretionary administrative fees for the services provided. During the audited year the Company paid $480,000 to its affiliate for the reimbursement of NY PTET tax paid, and recorded the payments as administrative expenses on the accompanying statement of financial condition. Additionally starting February 2023, the Company resumed monthly payments of $5,000 to its affiliate for various administrative and support services. In addition, an affiliated company paid compensation and health insurance benefits for the year ending March 31, 2023, in the amount of $76,445 for its members and employees who had provided services to the Company without seeking reimbursement.

NOTE 7.   SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2023 through the auditor's report date, when the financial statements were issued. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.